Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 3 DATED OCTOBER 25, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Updates to Minor Assets Acquired

Single-Family Home Rental Controlled Subsidiaries

Rental Controlled Subsidiaries Asset Summaries

The following table summarizes the single-family home rental-controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

•	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property-holding entity at closing;
•	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
•	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
•	The last updated portfolio-level projected annual returns for our Washington, DC Single Family Rental Portfolio was 7.5% - 13.7%, as disclosed on March 21, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
I81	20011	3 / 1	1,936	9/25/2018	$526,000	$15,000

(1) There can be no assurance that the anticipated completion cost will be achieved.

Single-Family Home Renovation Controlled Subsidiaries

Renovation Controlled Subsidiaries Asset Summaries

The following table summarizes the single-family home renovation controlled subsidiaries ("Renovation Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Renovation Controlled Subsidiary:

●	Pursuant to the agreements governing each Renovation Controlled Subsidiary, we have full authority of the management of such entity;
●	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Renovation Controlled Subsidiary; and
●	The investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Anticipated Business Plan
F42	20011	5 / 2	1,280	9/19/18	$548,000	(1)

(1) We plan to renovate the property in order to make it competitive with fully renovated homes in the immediate submarket. Following the complete renovation, we anticipate marketing and selling the property.

Renovation Control Subsidiaries Performance Projections

Asset Name	Projected Internal Rate of Return (“IRR”)	Total Projected Renovation Costs	Projected Exit Price	Estimated Renovation / Hold Period
F42	6.2% - 14.0%	$206,000 - $217,000	$875,000 - $919,000	9 - 12 months

Property purchase prices and acquisition costs are empirically derived based on actual amounts from the total costs to date for each property listed above as of October 18, 2018. Projection ranges are based on the range of inputs provided above, including costs and hold periods. The return projections assume no leverage at the property level. Assumptions are based construction bids or budgets of comparable home renovations in the surrounding area within the past 12 months. Exit price projections are based on comparable houses recently sold of similar size and finish level in the surrounding area. Projected annual returns are have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Washington DC, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.